Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Jaguar Mining announces increase in shares available for purchase under its normal course issuer bid

            JAG - TSX/NYSE Arca

            CONCORD, NH, June 30 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) announced today that it has received approval from the Toronto Stock Exchange ("TSX") to increase the number of common shares that it may purchase under its current normal course issuer bid by up to an additional Cdn.$10,000,000 worth of shares. Jaguar commenced the normal course issuer bid on August 30, 2007. The Company was permitted to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of Jaguar at the date that it commenced the normal course issuer bid, and the number of common shares equal to a maximum aggregate purchase price of Cdn.$5,250,000. As of the date hereof, the Company has purchased 517,300 shares at an average price of
Cdn.$10.06 for an aggregate amount of Cdn.$5,229,298.62.
            The amendment to the Normal Course Issuer Bid will be effective, and the
Company will be permitted to make further purchases thereunder, on July 2,
2008. The amendment will increase the total number of shares, including the
517,300 shares purchased to date, that the Company may purchase under the normal course issuer bid to the lesser of 2,760,224 common shares, and the number of common shares equal to a maximum aggregate purchase price of
Cdn.$15,250,000. The Company will therefore be permitted to purchase up to the lesser of 2,242,924 common shares, and the number of common shares equal to a maximum aggregate purchase price of Cdn.$10,020,701.38 commencing on July 2,
2008 and ending on August 29, 2008.
            The aggregate number of shares that the Company may purchase during any trading day shall not change and will continue to be the lesser of 36,909 shares, being 25% of the average daily trading volume of the shares based on their trading volume on the TSX for the most recently completed six calendar months preceding the date of the original notice of intention filed on August
28, 2007, excluding purchases made by the Company through the facilities of the TSX, and the maximum number of shares that Jaguar may purchase on any trading day pursuant to applicable U.S. securities laws, subject in each case to the Company's ability to make "block" purchases through the facilities of the TSX in accordance with the TSX rules.
            At the commencement of the normal course issuer bid, Jaguar had
55,204,497 common shares outstanding. At the date hereof, Jaguar has
64,256,187 common shares outstanding. This is the second normal course issuer bid undertaken by Jaguar. Under its first normal course issuer bid which took place during the 12-month period from August 25, 2006 to August 24, 2007,
Jaguar repurchased for cancellation an aggregate of 63,400 common shares at a weighted average price of Cdn.$5.79 per share. The common shares will be acquired through the facilities of the TSX and the purchase and payment for the shares will be made by Jaguar in accordance with the requirements of the
TSX and all other applicable laws. The price paid by Jaguar for any common shares acquired by it will be the market price of the shares at the time of acquisition. All shares acquired by Jaguar under this bid will be cancelled.
            On March 31, 2008, the Company entered into an automatic share purchase plan with a broker in order to facilitate repurchases of its common shares under its normal course issuer bid. Under the automatic purchase plan, the broker may repurchase shares under the normal course issuer bid at times when the Company would ordinarily not be permitted to due to self-imposed blackout periods. Jaguar anticipates that it will renew the plan to reflect the amendment to its normal course issuer bid. In addition, Jaguar may renew the plan from time to time during the course of its normal course issuer bid to enable purchases of its common shares to be made during internal blackout periods. Purchases will be made by the Company's broker based upon the parameters prescribed by the TSX and applicable Canadian securities laws and the terms of the parties' written agreement.
            Jaguar is engaging in a normal course issuer bid because it believes that, from time to time, the market price of its common shares may not fully reflect the underlying value of its business and its future business prospects. As a result, depending upon future price movements and other factors, Jaguar believes that its outstanding common shares may represent an attractive investment, since a portion of Jaguar's excess cash can be invested for an attractive risk adjusted return on capital through its bid.

            About Jaguar Mining

            Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture.
Additional information is available on the Company's website at
www.jaguarmining.com and on SEDAR at www.sedar.com.

            Forward Looking Statements

            Certain statements in this press release constitute "Forward-Looking
Statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995 and Canadian securities legislation. This press release contains Forward-Looking Statements, including statements concerning Jaguar's future objectives and future profitability. Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast",
"approximately" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
            These Forward-Looking Statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the
Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's Forward-Looking Statements, see the "CAUTIONARY NOTE"
regarding Forward-Looking Statements and "RISK FACTORS" as filed in the
Company's Annual Information Form for the year ended December 31, 2007 filed on SEDAR and available at www.sedar.com, and its filings, including the
Company's Registration Statement on Form 40-F filed with the U.S. Securities and Exchange Commission on March 31, 2008, which are available at www.sec.gov through EDGAR.

            %CIK: 0001333849

            /For further information: Investors and analysts: Bob Zwerneman, Vice
President, Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media Inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
            (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 15:16e 30-JUN-08